Exhibit (a)(1)(A)
Offer to Purchase for Cash
by
AutoNation, Inc.
of
Up to 50,000,000 Shares of its Common Stock
at a Purchase Price of $23.00 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON APRIL 12, 2006, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).
     AutoNation, Inc., a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase for cash up to 50,000,000 shares of its common stock, $0.01 par value per share (the “common stock”), at a price of $23.00 per share, without interest, upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.
     On the terms and subject to the conditions of the Offer, at a price of $23.00 per share, without interest, we will pay for shares validly tendered and not validly withdrawn in the Offer. Only shares validly tendered and not validly withdrawn will be purchased. Due to the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we are seeking to purchase in the Offer are validly tendered and not validly withdrawn. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.
     Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares representing up to 2% of the outstanding shares, or approximately 5.2 million additional shares, pursuant to the Offer. See Section 1.
     The Offer is subject to certain conditions, including that a minimum of 50,000,000 shares be validly tendered and not validly withdrawn in the Offer (the “minimum acceptance condition”) and receipt of financing sufficient to enable us to pay for purchased shares, pay for notes tendered and consents delivered in a concurrent debt tender offer and consent solicitation and pay related fees and expenses (the “financing condition”). See Section 7.
     The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “AN.” On March 6, 2006, the last reported sales price on the NYSE was $20.89. We announced our intention to make the Offer during the morning of March 7, 2006 before the opening of trading on the NYSE. On that day, the closing sales price of the shares on the NYSE was $22.26 per share. On March 9, 2006, the last full trading day before commencement of the Offer, the last reported sales price of the shares on the NYSE was $21.86 per share. Stockholders are urged to obtain current market quotations for the shares. See Section 8.
     Our Board of Directors has approved the Offer. However, none of we, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2. ESL Investments, Inc. and certain affiliated entities, which own 77,061,800 shares, or approximately 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer, subject to certain conditions. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of our directors and our President and Chief Operating Officer, who has advised us that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options. See Section 12.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.
     This offer to purchase and the letter of transmittal contain important information which you should read before you decide whether to tender shares.
     You may direct questions and requests for assistance, or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery, to Innisfree M&A Incorporated, which is acting as the Information Agent, or to J.P. Morgan Securities Inc. or Banc of America Securities LLC, which are the Dealer Managers for the Offer. Their addresses and telephone numbers appear on the back cover of this offer to purchase.
The Dealer Managers for the Offer are:

JPMorgan	Banc of America Securities LLC
March 10, 2006

IMPORTANT
      If you desire to tender all or any portion of your shares, you should either (1) (a) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or facsimile thereof, together with any other required documents, including the share certificates, to the Depositary (as defined herein) or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.
      If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.
      To validly tender shares, you must validly complete the Letter of Transmittal. If you are tendering shares under the AutoNation, Inc. 401(k) Plan, you must follow the tender instructions provided by the plan trustee.
      We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer. You should rely only on the information contained in this document or to which we have referred you. Our delivery of this offer to purchase shall not under any circumstances create any implication that the information contained in this offer to purchase is correct as of any time after the date of this offer to purchase or that there has been no changes in the information included or incorporated by reference herein or in the affairs of AutoNation or any of its subsidiaries or affiliates since the date hereof. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Managers, the Depositary or the Information Agent.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We refer to the shares of our common stock as the “shares.” This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.
Who is offering to purchase my shares?
      We are offering to purchase up to 50,000,000 shares of our common stock, par value $0.01 per share. In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares or, approximately 5.2 million additional shares. See Section 1.
What will the purchase price for the shares be and what will be the form of payment?
      The purchase price for the shares will be $23.00 per share. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, without interest, promptly after the expiration of the Offer. If you are a participant in the AutoNation, Inc. 401(k) Plan, you should be aware that the plan is prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under the plan, and the last reported sale price of our common stock on the NYSE on the expiration date of the Offer is more than $23.00 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn. See Sections 1 and 5.
How many shares will the Company purchase in the Offer?
      We will purchase 50,000,000 shares in the Offer (representing approximately 19% of our outstanding shares), or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn and we waive the minimum acceptance condition. If more than 50,000,000 shares are tendered, we will purchase shares tendered on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and conditional tenders whose condition was not met, which we will not purchase (except as described in Section 6). ESL Investments, Inc., our largest shareholder, has agreed to tender all of its shares in the Offer. As of March 7, 2006, ESL Investments, Inc. and certain affiliated entities owned 77,061,800 shares of common stock in aggregate. Accordingly, we currently expect that tendered shares will be purchased on a pro rata basis if the conditions to the Offer are satisfied or waived. We also expressly reserve the right to purchase additional shares, up to 2% of the outstanding shares (approximately 5.2 million shares) without extending the Offer, and could decide to purchase more shares, subject to applicable legal requirements. The Offer is conditioned on a minimum number of 50,000,000 shares being validly tendered and not validly withdrawn, and is also subject to other conditions including the financing condition. See Sections 1 and 7.
How will the Company pay for the shares?
      Assuming that 50,000,000 shares are purchased in the Offer at a price of $23.00 per share, the aggregate purchase price will be approximately $1,150.0 million. In addition, concurrent with the Offer, the Company is conducting a tender offer and consent solicitation (collectively, the “Debt Tender Offer”) for any and all of its outstanding 9% senior notes due 2008 (the “Old Notes”). As of March 7, 2006, there was $323.5 million aggregate principal amount of Old Notes outstanding. The purchase price offered in the Debt Tender Offer will be determined based on a fixed spread over a benchmark U.S. Treasury security. As an illustration, based on the yield on such benchmark security at 2:00 P.M., New York City Time, on March 8, 2006, and assuming that all Old Notes are tendered in the Debt Tender Offer prior to the

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consent deadline and that the Old Notes purchased in the Debt Tender Offer are paid for on April 12, 2006, the Company estimates that it would need approximately $355.3 million to fund the Debt Tender Offer, including the payment of the consent fees.
      We anticipate that we will obtain the funds required to finance the Offer and the Debt Tender Offer and to pay for related fees and expenses from cash on hand, the net proceeds of revolving credit facility borrowings and term loan borrowings, each under our credit agreement, which is being amended (or amended and restated) in connection with these transactions to provide additional term borrowings of $300.0 million (or, if such amendment is over-subscribed, additional term borrowings of up to $400.0 million), and the net proceeds from an offering or offerings of $900.0 million (which may be reduced by up to $100.0 million, if the term borrowings are increased) principal amount of senior unsecured notes (“New Notes”). See Section 9.
How long do I have to tender my shares; can the Offer be extended, amended or terminated?
      You may tender your shares until the Offer expires. The Offer will expire on Wednesday, April 12, 2006, at 10:00 A.M., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for administrative reasons, for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.
      We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 16. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 7 and 16.
How will I be notified if the Company extends the Offer or amends the terms of the Offer?
      If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 16.
What is the purpose of the Offer?

•	Our Board of Directors has analyzed the Company’s business and the opportunities and challenges ahead and has determined that the Offer presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders. The Board believes that incurring additional debt and using a portion of our existing cash on hand to fund the Offer and the concurrent Debt Tender Offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s stockholders, while retaining the flexibility to take advantage of future opportunities. See Section 2.

•	In particular, our Board of Directors believes that the Offer will provide stockholders with the opportunity to tender their shares and, thereby, receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Alternatively, stockholders may elect not to participate and thereby increase their percentage ownership of AutoNation following the completion of the Offer. See Section 2.

•	At the same time, our Board of Directors believes that the purchase of the shares pursuant to the Offer represents an attractive investment for the Company. See Section 2.

What are the significant conditions to the Offer?
      Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Time, including, but not limited to:

•	At least 50,000,000 shares are validly tendered and not validly withdrawn in the Offer.

•	We are, or will be, unable on or prior to the Expiration Time to obtain debt financing, (i) in the case of revolving credit facility borrowings and new term loan indebtedness, pursuant to the terms and conditions described in the Commitment Letter described in Section 9, and (ii) in the case of the offering of the New Notes, on terms and conditions reasonably satisfactory to us, which together with existing cash on hand, will be sufficient to purchase the shares tendered pursuant to the Offer and to purchase the Old Notes and pay for consents tendered pursuant to the Debt Tender Offer, and to pay related fees and expenses.

•	We shall have received the consent of the holders of at least a majority of the aggregate principal amount of the Old Notes to amend the indenture governing such Notes to eliminate most of the restrictive covenants and events of default contained in such indenture pursuant to the Debt Tender Offer.

•	No significant changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business (financial or otherwise), income, operations, or prospects, or otherwise materially impair the contemplated future conduct of our business shall have occurred.

•	No legal action shall have been threatened, pending or taken that challenges or affects the Offer or materially and adversely affects our business (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct or our business or our ability to purchase up to 50,000,000 shares in the Offer.

•	No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, shall have occurred.

•	No decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on March 7, 2006 shall have occurred.

•	No person shall have commenced a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business.

•	No person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) on or before March 7, 2006). No person or group which has made such a filing on or before March 7, 2006 shall acquire or propose to acquire an additional 1% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares.

•	No material adverse change in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred or been threatened.

•	Our determination that the consummation of the Offer and the purchase of shares pursuant to the Offer will not cause our common stock to be delisted from the NYSE or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
      The Offer is subject to a number of other conditions described in greater detail in Section 7. The foregoing addresses the conditions under which we are not obligated to complete the Offer.
Following the Offer, will the Company continue as a public company?
      Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from the NYSE or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that such purchase not cause the shares either (1) to be held of record by less than 300 persons; or (2) to be ineligible to be listed on the NYSE or to be eligible for deregistration under the Exchange Act. See Section 7.
How do I tender my shares?
      If you want to tender all or part of your shares, you must do one of the following before 10:00 A.M, New York City time, on Wednesday, April 12, 2006, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal to Computershare Trust Company of New York, the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.
      You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.
How do participants who hold shares in the AutoNation, Inc. 401(k) Plan participate in the Offer?
      Participants in the AutoNation, Inc. 401(k) Plan whose shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of shares held in the applicable plan account but instead must follow the separate instructions that will be sent to plan participants from the trustee of the plan. The instructions will include instructions to participants on how to direct the tender of shares held in the applicable plan account and set forth the deadline for such direction. The deadline likely will be earlier than the expiration date of the Offer for administrative reasons. Plan participants should confirm their deadlines by reading the materials provided to them by the plan trustee. See Section 3.
How do holders of vested stock options participate in the Offer?
      If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options and the provisions for pro rata purchases by AutoNation described in Section 1. We strongly encourage you to discuss the Offer with your tax advisor and broker. See Section 3.
What happens if more than 50,000,000 shares are tendered?
      If more than 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares and do not validly withdraw them before the Expiration Time, provided that the Odd Lots preference will not be available for shares tendered under the AutoNation 401(k) Plan;

•	second, from all other stockholders who validly tender shares, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have validly tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
      Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender. ESL Investments, Inc., including certain affiliated entities, our largest shareholder, has agreed to tender all of its shares in the Offer. As of March 7, 2006, ESL Investments, Inc. and certain affiliated entities owned 77,061,800 shares of common stock and, accordingly, we currently expect that tendered shares will be purchased on a pro rata basis if the conditions to the Offer are satisfied or waived. See Section 1.
If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?
      If you own beneficially or of record fewer than 100 shares in the aggregate, you validly tender all of these shares before the Offer expires and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery we will purchase all of your shares without subjecting them to the proration procedure. Notwithstanding the foregoing, you will not be entitled to the Odd Lots preference with respect to shares tendered under the AutoNation, Inc. 401(k) Plan. See Section 1.
Once I have tendered shares in the Offer, can I withdraw my tender?
      Yes. You may withdraw any shares you have tendered at any time before 10:00 A.M., New York City time, on Wednesday, April 12, 2006, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Thursday, May 4, 2006. See Section 4.
How do I withdraw shares I previously tendered?
      To withdraw tendered shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the

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withdrawal of your shares. Participants in the AutoNation, Inc. 401(k) Plan whose shares are held by the plan trustee will receive separate instructions detailing how to withdraw tendered plan shares. These instructions likely will set an earlier deadline for withdrawing plan shares for administrative reasons.
Has the Company or its Board of Directors adopted a position on the Offer?
      Our Board of Directors has approved the Offer. However, none of we, our Board of Directors, either Dealer Manager, the Depositary or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.
Do the directors or executive officers of the Company intend to tender their shares in the Offer?
      ESL Investments, Inc. and certain affiliated entities, which own 77,061,800 shares, or approximately 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer, subject to certain conditions. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of our directors and our President and Chief Operating Officer, who has advised us that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options. As a result, the Offer will increase the proportional holdings of our directors and executive officers, other than Edward S. Lampert and William C. Crowley, who may be deemed to “beneficially” own the shares held by ESL Investments, Inc., and perhaps Mr. Maroone. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 12.
If I decide not to tender, how will the Offer affect my shares?
      Stockholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.
What is the recent market price of my shares?
      On March 6, 2006, the last reported sales price of the shares was $20.89. We announced our intention to make the Offer during the morning of March 7, 2006 before the opening of trading on the NYSE. On that day, the closing sales price of the shares on the NYSE was $22.26 per share. On March 9, 2006, the last full trading day before commencement of the Offer, the reported closing price of the shares on the NYSE was $21.86 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.
When will the Company pay for the shares I tender?
      We will pay the purchase price, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We do not expect, however, to announce the results of proration and begin paying for tendered shares until at least five business days after the expiration of the Offer. See Section 5.
Will I have to pay brokerage commissions if I tender my shares?
      If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. Participants in the AutoNation, Inc. 401(k) Plan whose shares are held by the plan trustee will not incur any additional brokerage commissions. See Section 3.
What are the U.S. federal income tax consequences if I tender my shares?
      The receipt of cash from us in exchange for the shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. Special tax consequences may apply with respect to shares tendered through the AutoNation, Inc. 401(k) Plan. See Section 15. Because we believe we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, the Depositary will withhold U.S. federal taxes at a rate if 30% on the gross proceeds of the Offer paid to a non-U.S. stockholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by withholding certificates that a non-U.S. stockholder furnishes to the Depositary. We urge you to consult with your tax advisor with respect to your particular situation.
Will I have to pay stock transfer tax if I tender my shares?
      We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.
Who can I talk to if I have questions?
      If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-877-825-8631, or J.P. Morgan Securities Inc. or Banc of America Securities LLC, the Dealer Managers for the Offer, at 1-877-371-5947 and 1-888-583-8900 ext. 8537, respectively. Banks and brokers may call the Information Agent collect at 1-212-750-5833. Additional contact information for the Information Agent and the Dealer Managers is set forth on the back cover page of this document. The Offer to Purchase and related Letter of Transmittal will be sent to participants in the AutoNation, Inc. 401(k) Plan for informational purposes only. If a plan participant has any questions relating to the Offer or the number of shares held in his or her plan account, the participant should contact the party set forth in the separate letter sent to plan participants from the plan trustee.

FORWARD LOOKING STATEMENTS
      Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth or incorporated by reference in this Offer to Purchase, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Offer to Purchase or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include, but are not limited to, those discussed in the reports we have filed, or will file, with the SEC and the following:

•	We are dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which we hold franchises.

•	The automotive retailing industry is sensitive to changing economic conditions and various other factors. Our business and results of operations are substantially dependent on new vehicle sales levels in the United States and in our particular geographic markets and the level of gross profit margins that we can achieve on our sales of new vehicles, all of which are very difficult to predict.

•	Our new vehicle sales are impacted by the consumer incentive programs of vehicle manufacturers.

•	Adverse weather events can disrupt our business.

•	We are subject to restrictions imposed by, and significant influence from, vehicle manufacturers and their captive finance subsidiaries that may adversely impact our business, financial condition, results of operations, cash flows and prospects, including our ability to acquire additional stores.

•	We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows and prospects.

•	Our operations, including, without limitation, our sales of finance and insurance and vehicle protection products, are subject to extensive governmental laws, regulation and scrutiny. If we are found to be in violation of any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results and prospects could suffer.

•	Our ability to grow our business may be limited by our ability to acquire automotive stores on favorable terms or at all.

•	We are subject to interest rate risk and change in credit spreads in connection with our vehicle floorplan payable, revolving credit facility and mortgage facility that could have a material adverse effect on our profitability.

•	Our revolving credit facility and the existing indenture relating to our senior unsecured notes contain certain restrictions on our ability to conduct our business.

•	We must test our intangible assets for impairment at least annually, which may result in a material, non-cash write-down of goodwill or franchise rights and could have a material adverse impact on our results of operations and shareholders’ equity.

INTRODUCTION
To the Holders of our Common Stock:
      We invite our stockholders to tender shares of our common stock, $0.01 par value per share (the “common stock”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 50,000,000 shares at a price of $23.00 per share, without interest.
      The Offer will expire at 10:00 A.M., New York City time, on Wednesday, April 12, 2006, unless extended (such date and time, as they may be extended, the “Expiration Time”).
      Only shares validly tendered and not validly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are tendered. We will return shares that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly following the Expiration Time. See Section 1.
      We reserve the right to purchase more than 50,000,000 shares pursuant to the Offer, subject to certain limitations and legal requirements. See Sections 1 and 16.
      Tendering stockholders whose shares are registered in their own names and who tender directly to Computershare Trust Company of New York, the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. Participants in the AutoNation, Inc. 401(k) Plan whose shares are held by the plan trustee will not incur any additional brokerage commissions.
      Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase, including the minimum acceptance condition and the financing condition.
      Our Board of Directors has approved the Offer. However, none of we, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether you should tender or refrain from tendering your shares. You must decide whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial or tax advisor. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.
      ESL Investments, Inc. and certain affiliated entities, which own 77,061,800 shares, or approximately 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer, subject to certain conditions. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of our directors and our President and Chief Operating Officer, who has advised us that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options. As a result, the Offer will increase the proportional holdings of our directors and executive officers, other than Edward S. Lampert and William C. Crowley, who may be deemed to “beneficially” own shares held by ESL Investments, Inc., and perhaps Mr. Maroone. However, after termination of the Offer, such directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 12.

      Section 15 of this Offer to Purchase describes material U.S. federal income tax consequences of a sale of shares pursuant to the Offer.
      We will pay the fees and expenses incurred in connection with the Offer by J.P. Morgan Securities Inc. and Banc of America Securities LLC, the Dealer Managers for this Offer, Computershare Trust Company of New York, the Depositary for this Offer, and Innisfree M&A Incorporated, the Information Agent for the Offer. See Section 18.
      As of March 7, 2006, there were 262,705,497 shares of our common stock outstanding. The 50,000,000 shares that we are offering to purchase hereby represent approximately 19% of the total number of outstanding shares of our common stock as of March 8, 2006. The shares are listed and traded on the NYSE under the symbol “AN.” On March 6, 2006, the last reported sales price on the NYSE was $20.89. We announced our intention to make the Offer prior to the opening of trading on the NYSE during the morning of March 7, 2006. On that day, the closing sales price of the shares on the NYSE was $22.26 per share. On March 9, 2006, the last full trading day before commencement of the Offer, the last reported sales price of the shares on the NYSE was $21.86 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration
      General. Upon the terms and subject to the conditions of the Offer, we will purchase 50,000,000 shares of our common stock, or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn in accordance with Section 4, at a price of $23.00 per share, without interest.
      The term “Expiration Time” means 10:00 A.M. New York City time, on Wednesday, April 12, 2006, unless we, in our sole discretion shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 16 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”), we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of the outstanding shares (approximately 5.2 million shares) without amending or extending the Offer. See Section 16.
      In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for “odd lots.” The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.
      If we:

•	change the price to be paid for shares;

•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 2% of the outstanding shares (approximately 5.2 million shares); or

•	decrease the number of shares being sought in the Offer; and
the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 16, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      If you are a participant in the AutoNation, Inc. 401(k) Plan, you should be aware that the plan is prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under the plan and the last reported sales price of our common stock on the NYSE on the expiration date of the tender offer is more than $23.00 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn.
      The Offer is subject to conditions, including the minimum acceptance condition and the financing condition. See Section 7.
      Shares validly tendered under the Offer and not validly withdrawn will be purchased at the purchase price upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration, and conditional tender provisions. All shares tendered and not purchased under the Offer, including shares not purchased because of proration or conditional tender provisions, will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time. See Section 3.
      If the number of shares validly tendered and not validly withdrawn prior to the Expiration Time is less than or equal to 50,000,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, including the minimum acceptance condition, purchase all shares so tendered at the purchase price.
      Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 50,000,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase validly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) and not validly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
      As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased. Further, ESL Investments, Inc., and certain affiliated entities, have agreed to tender all of their shares in the Offer, subject to certain conditions. As of March 7, 2006, ESL Investments, Inc. and such affiliated entities owned 77,061,800 shares of common stock. Accordingly, we currently expect that tendered shares will be purchased on a pro rata basis if the conditions to the Offer are satisfied or waived.
      Odd Lots. The term “odd lots” means all shares validly tendered prior to the Expiration Time and not validly withdrawn by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. This preference also is not available to participants who hold fewer than 100 shares in the AutoNation, Inc. 401(k) Plan with respect to their plan shares. By tendering in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of the stockholder’s shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
      Proration. If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares validly tendered and not validly withdrawn by the stockholder to the total number of shares validly tendered and not validly withdrawn by all stockholders, other than Odd Lot Holders.

Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.
      As described in Section 15, the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer
      AutoNation intends to purchase up to 50,000,000 shares in the Offer, representing approximately 19% of its common stock outstanding as of March 7, 2006. Our Board of Directors has analyzed the Company’s business and the opportunities and challenges ahead and has determined that the Offer presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders. The Board believes that incurring additional debt and using a portion of our existing cash on hand to fund the Offer and the concurrent Debt Tender Offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s stockholders, while retaining flexibility to take advantage of future opportunities.
      Since January 1, 2004, we have repurchased approximately 25.9 million shares in the open market pursuant to our share repurchase programs for an aggregate of approximately $473.9 million. In October, 2004, our Board of Directors extended our existing repurchase programs by authorizing us to acquire an additional $250.0 million of our common stock. As of March 7, 2006, we had remaining capacity to repurchase $71.3 million of common stock under our Board authorized program. At the time that our Board of Directors approved the making of the Offer it temporarily suspended the authorization to purchase additional shares pursuant to our existing share repurchase program until at least two weeks following the consummation or termination of the Offer.
      In particular, our Board of Directors believes that the Offer will provide stockholders with the opportunity to tender their shares and, thereby, receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales.
      Alternatively, stockholders may elect not to participate and thereby increase their percentage ownership in AutoNation following the completion of the Offer.
      At the same time, our Board of Directors believes that the purchase of shares pursuant to the Offer represents an attractive investment for the Company.
      Our Board of Directors believes that the Offer is consistent with the objective of returning value to stockholders and increasing long-term stockholder value. While our Board of Directors believes that the shares have potential for significant appreciation over the long term, it also recognizes that actual experience may differ significantly from these expectations. In that regard, future events, such as deterioration in existing economic conditions, adverse effects on operations or governmental and regulatory developments could adversely affect our business, condition (financial or otherwise), assets, income, operations or prospects.

      OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF WE, OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. YOU SHOULD READ CAREFULLY THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL ADVISOR.
      ESL INVESTMENTS, INC. AND CERTAIN AFFILIATED ENTITIES, WHICH OWN 77,061,800 SHARES, OR APPROXIMATELY 29% OF THE COMPANY’S COMMON STOCK, HAVE AGREED TO TENDER ALL OF THEIR SHARES IN THE OFFER, SUBJECT TO CERTAIN CONDITIONS. TWO OF THE COMPANY’S DIRECTORS, EDWARD S. LAMPERT AND WILLIAM C. CROWLEY, ARE CHIEF EXECUTIVE OFFICER AND PRESIDENT AND CHIEF OPERATING OFFICER, RESPECTIVELY, OF ESL INVESTMENTS, INC. ALL OF OUR OTHER DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN THE OFFER, EXCEPT FOR MICHAEL E. MAROONE, ONE OF OUR DIRECTORS AND OUR PRESIDENT AND CHIEF OPERATING OFFICER, WHO HAS ADVISED US THAT HE INTENDS TO TENDER APPROXIMATELY THREE MILLION SHARES OF COMMON STOCK THAT HE OWNS IN THE OFFER. MR. MAROONE BENEFICIALLY OWNS 6,090,135 SHARES, INCLUDING 3,034,058 VESTED STOCK OPTIONS. SEE SECTION 12.
      Potential Benefits of the Offer. AutoNation believes the Offer will provide benefits to AutoNation and its stockholders, including the following:

•	We believe that the Offer, the concurrent Debt Tender Offer related to our Old Notes and related anticipated borrowings and debt offerings will provide an efficient capital structure that more effectively uses financial leverage at anticipated interest rates, thus making possible improved future earnings per share and cash flow per share for our continuing stockholders;

•	We believe that the Offer provides our stockholders with an opportunity to obtain liquidity with respect to all or portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales; and

•	We believe that if we complete the Offer, we will return cash to our stockholders who elect to receive a return of capital, while stockholders who do not tender will increase their percentage ownership in AutoNation.
      Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to AutoNation and its continuing stockholders, including the following:

•	If we complete the Offer, the concurrent Debt Tender Offer and related anticipated borrowings and debt offerings, our indebtedness and interest expense will increase significantly and the terms of any future indebtedness may be adversely affected. As a result of the Offer and the related borrowings and debt offerings, our indebtedness will increase substantially in relation to our shareholders’ equity. As of December 31, 2005, after giving pro forma effect to certain transactions, including the Offer, the Debt Tender Offer (assuming that all of the Old Notes are tendered before the consent solicitation expires and the total consideration and accrued interest payable per $1,000 principal amount equals $1,098.41), the related borrowings and debt offerings, AutoNation’s total indebtedness (excluding floor-plan payables) would have increased from approximately $0.5 billion to approximately $1.5 billion and its shareholders’ equity would have decreased from approximately $4.7 billion to approximately $3.5 billion. In addition, as of December 31, 2005, AutoNation’s floor-

plan payables were approximately $2.5 billion, which would not have been affected by such transactions, if pro forma effect was given thereto.

•	By incurring debt and using a portion of our existing cash on hand, the Offer and the Debt Tender Offer are expected to reduce our ability to engage in significant acquisitions funded by cash or debt. Incurred debt could reduce our ability to cover existing contingent or other future liabilities or otherwise negatively impact our liquidity during periods of increased capital or operating expenditures. There can be no assurance that we would be able to raise debt or equity financing in the future on terms reasonably acceptable to us.

•	The Offer will reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and is likely to reduce the number of our stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the Offer. As of March 7, 2006, we had outstanding 262,705,497 shares. The 50,000,000 shares that we are offering to purchase pursuant to the Offer represent approximately 19% of the shares outstanding as of that date. If the Offer is fully subscribed, then we will have 212,705,497 shares outstanding following the purchase of shares tendered in the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding shares, then we could have as few as 207,451,388 shares outstanding following the purchase of the shares tendered in the Offer. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the Offer. We can provide no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

•	Upon the completion of the Offer, non-tendering stockholders and non-exercising, non-tendering option holders will realize a proportionate increase in their relative ownership interest in AutoNation. However, there can be no assurance that the Company will not issue additional shares in the future which could have the effect of decreasing the relative ownership interests of such non-tendering stockholders and non-exercising, non-tendering option holders.

      Certain Effects of the Offer. Assuming that we purchase 50,000,000 shares in the Offer at the purchase price of $23.00 per share, the aggregate purchase price will be approximately $1,150 million. In addition, assuming that all Old Notes are tendered in the Debt Tender Offer prior to the consent solicitation expiration and that Old Notes purchased in the Debt Tender Offer are paid for on April 12, 2006, based upon the purchase price offered in the Debt Tender Offer being determined based on a fixed spread over a benchmark U.S. Treasury security and based upon the yield on such benchmark security as of March 8, 2006, the Company estimates that it will need approximately $355.3 million to fund the Debt Tender Offer and related fees and expenses. We anticipate that the Offer and the Debt Tender Offer will be funded with up to $200.0 million from our existing cash on hand and the net proceeds of $125.0 million of revolving credit facility borrowings and $300.0 million of term loan borrowings (which term loan borrowing may be increased to $400.0 million in the event that the term loan facility is oversubscribed, in which event the New Notes issue may be reduced by $100.0 million), each under our amended credit agreement, and the net proceeds of an offering of up to $900.0 million of New Notes (which may be reduced by up to $100.0 million if the term borrowings are increased).
      After the Offer is completed, AutoNation believes that its anticipated financial condition, cash flow from operations and access to capital will allow AutoNation adequate financial resources to continue to fund capital expenditures, strategic acquisitions and further share repurchases.
      Based on the published guidelines of the NYSE and the conditions of the Offer, we believe that our purchase of 50,000,000 shares pursuant to the Offer will not result in delisting of the remaining shares on the NYSE. The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the Offer will not result in the shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our having determined that the consummation of the Offer will not cause the shares to be delisted from the NYSE or eligible for deregistration under the Exchange Act. See Section 7.
      Shares we acquire pursuant to the Offer will be retained as treasury shares by us (unless and until we determine to retire such shares). Such shares will return to the status of authorized and unissued shares and will be available for us to issue without further stockholder action for all purposes except as required by applicable law or the rules of the NYSE. We have no current plans for the issuance of shares purchased in this Offer.
      Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.
      Except as disclosed in this Offer to Purchase, AutoNation currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving AutoNation or any of its subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or the assets of our subsidiaries that is material to AutoNation and our subsidiaries taken as a whole;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of AutoNation;

•	any change in the present Board of Directors or management of AutoNation, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in AutoNation’s corporate structure or business;

•	any class of equity securities of AutoNation becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or ceasing to be authorized for listing on the NYSE;

•	the suspension of AutoNation’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of AutoNation, or the disposition of securities of AutoNation; or

•	any changes in our Articles of Incorporation and By-Laws, each as amended to date, or other governing instruments or other actions that could impede the acquisition of control of AutoNation.
      Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

3.	Procedures for Tendering Shares
      Valid Tender. For a stockholder to make a valid tender of shares under the Offer (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “— Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or

      (ii) the tendering stockholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.
      If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline. Participants in the AutoNation, Inc. 401(k) Plan whose shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of shares held in the plan account. Instead, to tender plan shares, plan participants must follow the separate instructions that will be provided by the trustee of the plan. These instructions will include instructions to participants on how to direct the tender of shares held in the applicable plan account and set forth the deadline for such direction. The deadline likely will be earlier than the expiration date of the Offer.
      The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.
      We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.
      Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.
      Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.
      The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.
      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.
      Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the sole election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”
      For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.
      Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal.
      Guaranteed Delivery. If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be affected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed Notice of Guaranteed Delivery in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, or a facsimile thereof, relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal, or a facsimile thereof, relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.
      For these purposes, a “trading day” is any day on which the NYSE is open for business.
      A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.
      Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

      Tendering Stockholders Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.
      U.S. Federal Backup Withholding Tax; Information Reporting. Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the Offer must be withheld and remitted to the Internal Revenue Service, or IRS, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the withholding agent, certifies under penalties of perjury that this number is correct and that the stockholder is exempt from back-up withholding or otherwise establishes an exemption. If the withholding agent is not provided with the correct taxpayer identification number or another adequate basis for exemption, the stockholder may be subject to certain penalties imposed by the IRS. Therefore, each tendering stockholder that is a U.S. Holder (as defined in Section 15) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the withholding agent that the stockholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.
      Certain stockholders (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 15)) are not subject to these backup withholding rules. In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, attesting to that stockholder’s non-U.S. status. The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase. See Instruction 9 of the Letter of Transmittal.
      Information reporting to the IRS may also apply to proceeds from the Offer.
      Stockholders are urged to consult with their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.
      Withholding for Non-U S. Holders. Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding tax, the withholding agent will deduct U.S. federal withholding taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or its agent because we believe that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles, unless the withholding agent determines that a reduced rate of withholding is available under an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the withholding agent a validly completed and executed IRS Form W-8BEN (or a suitable substitute form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the withholding agent a validly completed and executed IRS Form W-8ECI (or a suitable substitute form) before the payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or a suitable substitute form) generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described in Section 15 as if it were a U.S. Holder. Additionally, in the case of a foreign corporation, such income may be subject to a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The withholding agent will determine a stockholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to valid certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN (or a suitable substitute form) or IRS Form W-8ECI (or a suitable substitute form)) received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.
      A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 15 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.
      Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and information reporting, including eligibility for a withholding tax reduction or exemption, and the refund procedure.
      For a discussion of U.S. federal income tax consequences to tendering stockholders, see Section 15.
      Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the Depositary’s Lost Securities Department at 1-800-245-7630. The Depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights
      Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after 12:00 midnight, New York City time, on Thursday, May 4, 2006, unless such shares have been accepted for payment as provided in the Offer.
      For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.
      If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.
      If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.
      Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.
      We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, either Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.
      For shares held through the AutoNation, Inc. 401(k) Plan, please refer to the special instructions that are being sent to plan participants for information about withdrawal rights and the deadline to submit withdrawal instructions.

5.	Purchase of Shares and Payment of Purchase Price
      Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Time, we will accept for payment and pay the purchase price for (and thereby purchase) up to 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) validly tendered and not validly withdrawn before the Expiration Time.
      For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, shares that are validly tendered and not validly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.
      Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the

Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,

•	a validly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.
      We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.
      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer.
      If you are a participant in the AutoNation, Inc. 401(k) Plan you should be aware that the plan is prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under the plan, and the last reported sales price of our common stock on the NYSE on the expiration date of the tender offer is more than $23.00 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn.
      Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

6.	Conditional Tender of Shares
      Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 15, the number of shares to be purchased from a particular stockholder may affect the U.S. federal income tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available for stockholders seeking to take steps to have shares sold pursuant to the offer treated as a sale or exchange of such shares by the stockholder, rather than a distribution to the stockholder, for U.S. federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result in all cases. Notwithstanding the general discussion contained in this Section 6, conditional tenders are not permissible with respect to the tender of shares under the AutoNation, Inc. 401(k) Plan.
      Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if more than 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage, after taking into account the priority given to tenders of Odd Lots, based upon all shares validly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.
      After giving effect to these withdrawals, we will accept the remaining shares validly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 50,000,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 50,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular stockholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
      ESL Investments, Inc., our largest shareholder, has agreed to tender all of its shares in the Offer, subject to certain conditions. As of March 7, 2006, ESL Investments, Inc. owned 77,061,800 shares of common stock. Accordingly, we believe it is unlikely that there will be less than 50,000,000 shares validly tendered if the conditions to the Offer are satisfied or waived. See Section 12.

7.	Conditions of the Tender Offer
      Notwithstanding any other provision of the Offer, AutoNation will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events have occurred (or have been determined by AutoNation to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by AutoNation), makes it inadvisable to proceed with the Offer or with acceptance for payment:

•	At least 50,000,000 shares are not validly tendered and not withdrawn in the Offer.

•	AutoNation is or will be unable on or prior to the Expiration Time to obtain debt financing, (i) in the case of revolving credit facility borrowings and new term loan indebtedness, pursuant to the terms and conditions contained in the Commitment Letter described in Section 9, and (ii) in the case of the offering of the New Notes, on terms and conditions reasonably satisfactory to us, which together with existing cash on hand, will be sufficient to purchase the shares tendered pursuant to the Offer and to purchase the Old Notes and pay for consents tendered pursuant to the Debt Tender Offer, and to pay related fees and expenses.

•	AutoNation has not received the consent of the holders of at least a majority of the aggregate principal amount of the outstanding Old Notes to amend certain covenants governing such notes pursuant to the Debt Tender Offer.

•	There has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or the value of the shares;

•	There has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in AutoNation’s reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	any decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on March 7, 2006, any significant increase in interest rates, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares, or the proposed financing for the Offer, or on the benefits of the Offer to us; or

•	in the case of any of the foregoing existing at the time of commencement of the Offer, in the Company’s reasonable judgment, a material acceleration or worsening thereof;

•	A tender or exchange offer for any or all of the shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving AutoNation or any subsidiary, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;

•	AutoNation learns that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before March 7, 2006);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before March 7, 2006 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	Any change or changes have occurred or are threatened in our or our subsidiaries’ business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has a material adverse effect on us or our subsidiaries, taken as a whole, or the benefits of the Offer to us; or

•	AutoNation determines that the consummation of the Offer and the purchase of the shares may either cause the shares to be held of record by less than 300 persons or cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.
      The conditions referred to above are for the sole benefit of AutoNation and may be asserted by AutoNation regardless of the circumstances (other than any action or omission to act by AutoNation) giving rise to any condition, and may be waived by AutoNation, in whole or in part, at any time and from time to time in its discretion. AutoNation’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if AutoNation waives any of the conditions described above, it may be required to extend the Expiration Time. Any determination by AutoNation concerning the events described above will be final and binding on all parties.

8.	Price Range of the Shares
      The shares are listed for trading on the NYSE under the symbol “AN.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported on the NYSE.

	High	Low

Year Ended December 31, 2004:
First Quarter	$18.37	$16.06
Second Quarter	17.69	15.01
Third Quarter	17.22	15.15
Fourth Quarter	19.33	16.24
Year Ended December 31, 2005:
First Quarter	$20.05	$18.35
Second Quarter	21.69	17.91
Third Quarter	22.00	19.57
Fourth Quarter	22.84	18.44
Year Ended December 31, 2006:
First Quarter through March 7, 2006	$22.85	$20.89
      On March 6, 2006, the last reported sales price on the NYSE was $20.89. We announced our intention to make the Offer before the open of trading on the NYSE during the morning of March 7, 2006. On that day, the closing sales price of the shares on the NYSE was $22.26 per share. On March 9, 2006, which was the last full trading day before commencement of the Offer, the last reported sales price of the shares reported by the NYSE was $21.86 per share. We urge stockholders to obtain a current market price for the shares before deciding whether to tender their shares. We have never paid any cash dividends on our common stock. The declaration and payment of any future dividend by us will depend on many factors, including our financial condition and anticipated business needs.

9.	Source and Amount of Funds
      Assuming that 50,000,000 shares are purchased in the Offer at a price of $23.00 per share, the aggregate purchase price for the shares will be approximately $1,150.0 million. In addition, assuming that all Old Notes are tendered in the Debt Tender Offer prior to the consent solicitation expiration and that Old Notes purchased in the Debt Tender Offer are paid for on April 12, 2006, based upon the purchase price offered in the Debt Tender Offer being determined based on a fixed spread over a benchmark U.S. Treasury security and based upon the yield on such benchmark security as of March 8, 2006, the Company estimates that it will need approximately $355.3 million to fund the Debt Tender Offer and related fees and expenses.
      We anticipate that we will fund the purchase of the shares tendered in the Offer, the purchase of the Old Notes and payment of the consent payment pursuant to the Debt Tender Offer and the payment of all related fees and expenses with cash on hand as well as up to $125.0 million of revolving credit borrowings and $300.0 million of new term loan proceeds or, in the event the term loan facility is oversubscribed, up to $100.0 million of term loan proceeds (in which event the New Notes issued may be reduced by $100.0 million), each under our amended credit facility (or amended and restated credit facility), and the net proceeds from the issuance of an aggregate of $900.0 million of New Notes (subject to potential reduction by the amount of any increase in the amount of the term loan facility above $300.0 million). While we have obtained commitments for $300.0 million of new term loan indebtedness, these commitments are contingent on the satisfaction of various conditions as further described below. Our ability to incur the debt financing and to use the proceeds of the amended facility is dependent upon our obtaining an amendment to our existing credit agreement facility and obtaining the consent of the holders of at least a majority of the aggregate principal amount of our outstanding Old Notes.

      Pursuant to a commitment letter from JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc., dated as of March 6, 2006 (the “Commitment Letter”), JPMorgan Chase Bank, N.A. has committed to provide us with a $300.0 million term loan facility which matures on July 14, 2010 and to use its commercially reasonable efforts to obtain the requisite consents to amend our existing credit agreement consisting of a $600.0 million revolving credit facility which matures on July 14, 2010 (together, the “Credit Facility”). Proceeds of the term loan facility, together with borrowings of $125.0 million under the revolving credit facility, will be used to finance a portion of the Offer and a portion of the purchase of our Old Notes. Any additional borrowed amounts from the revolving credit facility will be used for working capital, acquisitions, capital expenditures, share repurchases and general corporate purposes. The entire Credit Facility will be guaranteed by substantially all of our direct and indirect automobile retail subsidiaries with certain limited exceptions. Loans under the term loan facility are expected to initially bear interest at a rate per annum equal to LIBOR plus 1.25%. Loans under the revolving credit facility are expected to initially bear interest at a rate per annum equal to LIBOR plus 0.80%. In addition, we may be required to pay a utilization fee of 0.125% on the drawn portion of the revolving credit facility (including outstanding letters of credit and swingline loans) if the aggregate outstanding amount of loans (excluding letters of credit) exceeds 50% of the total revolving credit facility. The documentation for the Credit Facility will contain covenants, including financial covenants, and events of default customary for a facility of this type. Availability of proceeds of the Credit Facility will be subject to satisfaction of certain conditions precedent described in the Commitment Letter including the requirement that there has been no material adverse change in the condition (financial or otherwise) of us and our subsidiaries or in the businesses, properties and operations of us and our subsidiaries, considered as a whole.
      The Company expects to obtain a significant portion of the funds required to finance the Offer, the concurrent Debt Tender Offer and related fees and expenses from the offering of New Notes. The New Notes are expected to be offered in two series, one a series of senior unsecured floating rate securities maturing in 2013 and the other a series of senior unsecured fixed rate securities maturing in 2014. The notes will be guaranteed on an unsecured basis by substantially all of our existing and future subsidiaries with certain limited exceptions. It is expected that both series will be issued under the same indenture and that both series will benefit from covenants that, among other things, will limit our ability and the ability of our subsidiaries to incur additional indebtedness, make restricted payments, create certain liens, sell assets, in the case of our restricted subsidiaries, restrict dividend or other payments to us, in the case of our restricted subsidiaries, guarantee indebtedness, engage in transactions with affiliates, create unrestricted subsidiaries and consolidate, merge or transfer all or substantially all or our assets and the assets of our subsidiaries on a consolidated basis. These covenants will be subject to a number of important exceptions and qualifications. In addition, during any period in which we achieve an investment grade rating for these notes by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services, many of these covenants will be suspended. It is expected that the New Notes will include provisions requiring that the Company make offers to purchase the Notes at purchase prices equal to 101% and 100% of the principal amount thereof in the event of the occurrence of certain change of control events or asset sales, respectively.
      As set forth in Section 7, the Offer is subject to our receipt of financing prior to the Expiration Time, in the case of revolving credit borrowing and new term loan indebtedness, on terms and conditions described in the Commitment Letter, and in the case of the offering of the New Notes, on terms and conditions reasonably satisfactory to us in an amount that, with existing cash on hand, will be sufficient to purchase the shares pursuant to the Offer, purchase Old Notes and pay related fees and expenses. We do not have alternative financing plans.
      We will incur increased indebtedness in connection with the financing of the Offer and the concurrent Debt Tender Offer and related fees and expenses and, as a result, will be more leveraged. In addition, in the future we may incur a significant amount of additional indebtedness. Increased leverage could have certain material adverse effects on us, including, but not limited to, the following: (i) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, share repurchases, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (ii) a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (iii) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets; (iv) our ability to withstand competitive pressures may be decreased; and (v) our level of indebtedness may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.
      Management believes that cash flows from operations, anticipated proceeds from the offering of New Notes, amounts available under the amended credit facility and the Company’s anticipated access to public and private securities markets are sufficient to meet the Company’s expected liquidity needs.

10.	Certain Financial Information
      Historical Financial Information. AutoNation incorporates by reference the financial statements and notes thereto included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements
      Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated income statement data for the fiscal years ended December 31, 2005, 2004 and 2003, and the book value per share and our balance sheet data at December 31, 2005. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

	Fiscal Year Ended December 31,

	2005	2004	2003

	(In millions, except per share data)
Income Statement data:
Total revenues	$19,253.4	$19,044.6	$18,280.1
Gross profit	$3,063.7	$2,959.0	$2,843.6
Net income from continuing operations	$395.5	$397.1	$518.7
Net income	$496.5	$433.6	$479.2
Earnings per common share — continuing operations
Basic	$1.51	$1.49	$1.86
Diluted	$1.48	$1.46	$1.81
Earnings per common share — net income
Basic	$1.89	$1.63	$1.71
Diluted	$1.85	$1.59	$1.67
Weighted average common shares outstanding
Basic	262.7	266.7	279.5
Diluted	268.0	272.5	287.0

At December 31,
2005

(In millions, except
per share data)
Balance Sheet data:
Current assets	$3,880.4
Non-current assets	$4,944.1
Current liabilities	$3,412.1
Non-current liabilities	$742.9
Book value per common share	$17.81

      Summary Unaudited Pro Forma Consolidated Financial Data. The following table sets forth summary unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2005, a pro forma earnings to fixed charges ratio for the fiscal year ended December 31, 2005 and our pro forma financial position at December 31, 2005. This summary unaudited pro forma consolidated financial data gives effect to the purchase of the shares pursuant to the Offer and related financing as if such purchase and refinancing had occurred at January 1, 2005, in the case of income statement data, and December 31, 2005, in the case of balance sheet data. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained had the purchase of shares pursuant to the Offer and the related refinancing been completed at the dates indicated, or will be achieved in the future. We have included the summary unaudited pro forma consolidated financial data solely for the purpose of providing stockholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer under “Forward Looking Statements.”
      The pro forma amounts have been calculated assuming that we complete the Offer for 50,000,000 shares at a price of $23.00 per share. The unaudited pro forma consolidated financial data also assumes that all Old Notes are tendered in the Debt Tender Offer prior to the consent deadline, that Old Notes purchased in the Debt Tender Offer are paid for on April 12, 2006, that, based upon a purchase price offered in the Debt Tender Offer being determined based on a fixed spread over a benchmark U.S. Treasury security and based upon the yield on such benchmark security as of March 8, 2006, the total consideration and accrued interest payable per $1,000 principal amount of Old Notes equals $1,098.41 and that the Offer and the Debt Tender Offer and related fees and expenses are financed through the proceeds of up to $125.0 million of revolving credit borrowings and $300.0 million of new term loan indebtedness, each under our amended credit agreement, proceeds from the issuance of $900.0 million of New Notes and a portion of approximately $200.0 million of existing cash on hand. For the purposes of this pro forma presentation, we have assumed an average interest rate on the new borrowings under our amended credit agreement and under the New Notes of 7.2%.

	Year Ended
	December 31, 2005

	Historical		Pro Forma

	(In millions, except per
	share data)
Income Statement data:
Total revenues	$19,253.4		$19,253.4
Gross profit	$3,063.7		$3,063.7
Floorplan interest expense	$(110.7)		$(110.7)
Other interest expense(1)(3)	$(80.7)		$(181.7)
Interest income(2)	$7.5		$—
Net income from continuing operations(1)	$395.5		$328.5
Net income	$496.5		$429.5
Earnings per common share — continuing operations
Basic	$1.51		$1.54
Diluted	$1.48		$1.51
Earnings per common share — net income
Basic	$1.89		$2.02
Diluted	$1.85		$1.97
Weighted average common shares outstanding
Basic	262.7		212.7
Diluted	268.0		218.0
Other data:
Ratio of earnings to fixed charges	3.9	x	2.6	x

(1)	We have assumed an average annual interest rate on new borrowings of 7.2%. An increase/decrease in the interest rate of 0.125% would increase/decrease interest expense by $1.7 million and net earnings by $1.0 million.

(2)	Interest income reduced by use of approximately $200.0 million cash at an assumed average annual interest rate of approximately 4.7%.

(3)	Other interest expense includes repurchase premium for Old Notes and write-off of remaining discount and related deferred costs, totaling approximately $36.0 million.

	At December 31, 2005

	Historical	Pro Forma

	(In millions, except per
	share data)
Balance Sheet data:
Current assets(1)	$3,880.4	$3,685.9
Non-current assets(2)	$4,944.1	$4,955.5
Current liabilities, excluding the current portion of long-term debt	$3,371.5	$3,371.5
Non-current liabilities, excluding long-term debt	$258.5	$258.5
Long-term debt, including amounts due within one year(3)	$525.0	$1,528.3
Total shareholders’ equity(4)	$4,669.5	$3,483.1
Book value per common share	$17.81	$16.41

(1)	Reflects approximately $200.0 million use of cash and deferral of costs related to issuance of New Notes of $3.1 million less write-off of deferred costs on Old Notes of $2.8 million.

(2)	Reflects deferral of costs related to issuance of New Notes of $16.4 million less write-off of deferred costs on Old Notes of $5.0 million.

(3)	Reflects incurrence of new debt totaling $1.3 billion less retirement of Old Notes of $323.5 million.

(4)	Reflects $1.15 billion share repurchase and impact of repurchase of Old Notes, including premium paid and write-off of remaining discount and deferred costs.

11.	Certain Information Concerning the Company
      AutoNation, through its subsidiaries, is the largest automotive retailer in the United States. As of December 31, 2005, we owned and operated 346 new vehicle franchises from 269 stores located in major metropolitan markets in 17 states, predominantly in the Sunbelt region of the United States. Our stores, which we believe include some of the most recognizable and well-known in our key markets, sell 37 different brands of new vehicles. The core brands of vehicles that we sell, representing more than 90% of the new vehicles that we sold in 2005, are manufactured by Ford, General Motors, DaimlerChrysler, Toyota, Nissan, Honda and BMW.
      We operate in a single operating and reporting segment, automotive retailing. We offer a diversified range of automotive products and services, including new vehicles, used vehicles, vehicle maintenance and repair services, vehicle parts, extended service contracts, vehicle protection products and other aftermarket products. We also arrange financing for vehicle purchases through third-party finance sources. We believe that the significant scale of our operations and the quality of our managerial talent allow us to achieve efficiencies in our key markets by, among other things, reducing operating expenses, leveraging our market brands and advertising, improving asset management and sharing and implementing best practices across all of our stores.
      Availability of Reports and Other Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.
      These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
      Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed), including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. These documents contain important information about us.

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005; filed on March 3, 2006
Current Reports on Form 8-K	Filed on February 6, 2006 and February 27, 2006
All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof	After the date of this Offer and prior to the Expiration Time

      Any statement contained in this Offer to Purchase or in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is made in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.
      You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or telephoning us at: AutoNation, Inc., 110 S.E. 6th Street, Fort Lauderdale, FL 33301, Tel: 1-954-769-7000, Attn: Investor Relations. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our website at: http://corp.autonation.com. Information on our website does not form a part of this Offer.

12.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares
      As of March 7, 2006, there were 262,705,497 shares of our common stock outstanding. The 50,000,000 shares we are offering to purchase under the Offer represent approximately 19% of the total number of outstanding shares as of March 7, 2006.
      As of March 7, 2006, our directors and executive officers as a group (11 persons) beneficially owned an aggregate of 86,889,116 shares, representing approximately 32% of the total number of outstanding shares. ESL Investments, Inc. and certain affiliated entities, which own 77,061,800 shares, or approximately 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer, subject to certain conditions. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of our directors and our President and Chief Operating Officer, who has advised us that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options. As a result, the Offer will increase the proportional holdings of our directors and executive officers, other than Edward S. Lampert and William C. Crowley, who may be deemed to “beneficially” own shares held by ESL Investments, Inc., and perhaps Mr. Maroone. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.
      As of March 7, 2006, the aggregate number and percentage shares of our common stock that were beneficially owned by our directors, executive officers and each person who owns (to our knowledge and based on Schedules 13G and 13D filed with the SEC) 5% or more of our outstanding shares were as they appear in the table below. Assuming we purchase 50,000,000 shares in the Offer and no director or executive officer, other than as described in the previous paragraph, tenders any shares in the Offer, and that the directors who tender in the Offer are only able to sell 19% of the shares they tender due to pro rata cut-backs, the percentage beneficial ownership of all executive officers and directors as a group will be approximately 33%.

      Unless otherwise indicated, the address of each person listed is c/o AutoNation, Inc., 110 S.E. 6th Street, Fort Lauderdale, FL 33301.

	Shares of Common
	Stock Beneficially
	Owned**

Names and Address of Beneficial Owner(1)	Number	Percent

Stockholders of 5% or More:
ESL Investments, Inc.(2)	77,061,800	29.3%
200 Greenwich Avenue Greenwich, CT 06830
Barclays Global Investors, NA(3)	28,753,589	11.0%
45 Fremont Street San Francisco, CA 94105
Directors and Executive Officers:
Mike Jackson(4)	1,586,343	*
Robert J. Brown(5)	256,298	*
J.P. Bryan(6)	188,628	*
Rick L. Burdick(7)	218,285	*
William C. Crowley(8)	77,191,800	29.4%
Edward S. Lampert(9)	77,191,800	29.4%
Irene B. Rosenfeld(10)	88,000	*
Michael E. Maroone(11)	6,090,135	2.3%
Craig T. Monaghan(12)	604,016	*
Jonathan P. Ferrando(13)	211,267	*
Kevin P. Westfall(14)	324,344	*
All directors and current executive officers as a group (11 persons)(15)	86,889,116	32.3%

*	Less than 1%

**	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(1)	Except as otherwise indicated, the mailing address of each person or entity named in the table is AutoNation, Inc., AutoNation Tower, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

(2)	The aggregate amount of our stock beneficially owned by ESL Investments, Inc. includes: (i) 50,593,284 shares held by ESL Partners, L.P., (ii) 17,025,197 shares held by ESL Investors, L.L.C., (iii) 342,305 shares held by ESL Institutional Partners, L.P., (iv) 182,235 shares held by ESL Investments, Inc., (v) 8,819,389 shares held by CBL Partners, L.P., (vi) 95,673 shares held by ESL Investment Management, LLC and (vii) 3,717 shares held by Tynan, LLC.

(3)	The aggregate amount of our stock beneficially owned by Barclays Global Investors, NA includes (i) 24,103,524 shares held by Barclays Global Investors, NA, (ii) 1,285,707 shares held by Barclays Global Fund Advisors, (iii) 3,206,545 shares held by Barclays Global Investors, Ltd., and (iv) 157,813 shares held by Barclays Global Investors Japan Trust and Banking Company Limited.

(4)	The aggregate amount of our stock beneficially owned by Mr. Jackson consists of: (a) 245,000 shares owned by trust and (b) vested options to purchase 1,341,343 shares.

(5)	The aggregate amount of our stock beneficially owned by Mr. Brown consists of: (a) 1,200 shares owned directly and (b) vested options to purchase 255,098 shares.

(6)	That aggregate amount of our stock beneficially owned by Mr. Bryan consists of vested options to purchase 188,628 shares.

(7)	The aggregate amount of our stock beneficially owned by Mr. Burdick consists of (a) 29,657 shares owned directly and (b) vested options to purchase 182,628 shares.

(8)	Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc. Mr. Crowley may be deemed to have indirect beneficial ownership of the shares beneficially owned by ESL Investments, Inc. and has vested options to purchase 130,000 shares.

(9)	Mr. Lampert is the Chief Executive Officer of ESL Investments, Inc. Mr. Lampert may be deemed to have indirect beneficial ownership of the shares beneficially owned by ESL Investments, Inc. and has vested options to purchase 130,000 shares.

(10)	The aggregate amount of stock beneficially owned by Ms. Rosenfeld consists of: (a) 8,000 shares owned directly and (b) vested options to purchase 80,000 shares.

(11)	The aggregate amount of our stock beneficially owned by Mr. Maroone consists of: (a) 3,053,988 shares beneficially owned by Michael Maroone Family Partnership, a Nevada limited partnership controlled by Mr. Maroone, (b) vested options to purchase 3,034,058 shares and (c) 2,089 shares held through the AutoNation 401(k) Plan.

(12)	The aggregate amount of our stock deemed to be beneficially owned by Mr. Monaghan consists of: (a) 45,000 shares owned by Mr. Monaghan’s wife (as to which Mr. Monaghan disclaims beneficial ownership), (b) vested options to purchase 558,145 shares, and (c) 871 shares held through the AutoNation 401(k) Plan.

(13)	The aggregate amount of our stock beneficially owned by Mr. Ferrando consists of: (a) 15,000 shares owned by Mr. Ferrando and his wife as tenants by the entirety with rights of survivorship, (b) 10,000 shares owned directly by Mr. Ferrando, (c) vested options to purchase 184,500 shares and (d) 1,767 shares held through the AutoNation 401(k) Plan.

(14)	The aggregate amount of our stock beneficially owned by Mr. Westfall consists of: (a) vested options to purchase 322,572 shares and (b) 1,772 shares held through the AutoNation 401(k) Plan.

(15)	The aggregate amount of our stock beneficially owned by all directors and our current executive officers as a group includes: (a) vested options to purchase 6,412,972 shares, and (b) 6,499 shares held through the AutoNation 401(k) Plan.
      Profit Sharing Plans. The Company has a defined contribution plan covering essentially all of its employees, consisting of the AutoNation, Inc. 401(k) plan with a profit sharing component. Profit sharing contributions are made at the discretion of the Board of Directors.
      Stock Based Plans. As of February 17, 2006, stock options covering 26,642,485 shares of our common stock were outstanding under our employee stock option plans and stock options covering 966,354 shares were outstanding under the AutoNation, Inc. 1995 Amended and Restated Non-Employee Director Stock Option Plan. As of February 17, 2006, stock options covering 15,604,391 shares remained available for issuance under our employee stock option plans and stock options covering 4,605 shares remained available under our non-employee director stock option plan. Stock options granted under our employee stock option plans generally vest over a period of four years. Stock options granted under our non-employee director stock option plan generally vest immediately. Stock options granted under our employee stock option plans and our non-employee director stock option plan generally have a term of ten years, subject to earlier termination in certain circumstances.
      Except as otherwise described in this Offer to Purchase, the Issuer Tender Offer Statement on Schedule TO or as described in its most recent proxy statement, neither AutoNation nor, to the best of AutoNation’s knowledge, any of its affiliates, directors or executive offers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of AutoNation, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.
      Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. ESL Investments, Inc. and certain affiliated entities, which own 77,061,800 shares, or approximately 29% of the Company’s common stock, have agreed to tender all of their shares in the Offer. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, except for Michael E. Maroone, one of our directors and our President and Chief Operating Officer, who has advised us that he intends to tender approximately three million shares of common stock that he owns in the Offer. Mr. Maroone beneficially owns 6,090,135 shares, including 3,034,058 vested stock options.
      ESL Investments Agreement. The agreement of ESL Investments, Inc. and certain affiliated entities to tender all their shares is conditioned upon: (i) the price per share to be paid in the Offer being not less than $23.00; (ii) the Expiration Time being no later than 10:00 A.M. New York City Time on April 28, 2006; and (iii) no person commencing a bona fide tender or exchange offer for 5% or more of the shares (other than the Company in connection with the Offer), no merger, acquisition, business combination or similar transaction with or involving the Company being publicly disclosed and the Company not entering into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction.

Employment Agreements
      We have entered into employment agreements with Mike Jackson, Michael E. Maroone and Craig T. Monaghan. Summaries of these employment agreements and other employment arrangements are set forth below.
      Mike Jackson. In December 2004, we entered into an employment agreement with Mr. Jackson pursuant to which he serves as our Chairman and Chief Executive Officer. The agreement, which expires on September 24, 2007 (subject to earlier termination in certain circumstances), effectively extends Mr. Jackson’s prior employment agreement and provides for a continuation of his base salary of $1,150,000 per year, subject to future increases as determined by the Compensation Committee (or the Executive Compensation Subcommittee, as applicable). Mr. Jackson’s employment agreement also provides for his participation in the AutoNation, Inc. Senior Executive Incentive Bonus Plan, with bonus eligibility (which shall be no less than 133 1/3% of his base salary) and performance objectives as established by the Executive Compensation Subcommittee during the first quarter of each year. A portion of the bonus awards under the AutoNation, Inc. Senior Executive Incentive Bonus Plan are payable to Mr. Jackson on a deferred basis, subject to certain terms and conditions. The agreement provides that Mr. Jackson will participate in our stock option program during each year of his employment at the discretion of the Executive Compensation Subcommittee. Under the terms of the agreement, if we terminate Mr. Jackson’s employment for any reason other than “cause,” or if he terminates his employment with us for “good reason” (each as defined in the employment agreement), he is entitled to receive an amount equal to the sum of his then-current annual base salary plus annual bonus awarded to him in the calendar year prior to such termination of his employment, as well as the pro rata portion of his annual bonus to which he would have been entitled had his employment not been terminated, to the extent applicable performance targets are met. Additionally, if we terminate Mr. Jackson’s employment without cause or if he terminates employment for good reason, all vested stock options held by him will survive and be exercisable for the remainder of their initial ten-year term and all unvested stock options held by him will immediately vest on such termination and will survive and be exercisable for one year following such termination. The agreement also contains non-competition covenants and provides that Mr. Jackson is entitled to certain benefits during his employment, including limited personal use of our corporate aircraft.

      Michael E. Maroone. On July 27, 2005, we entered into an employment agreement with Michael E. Maroone pursuant to which he serves as our President and Chief Operating Officer. The term of the employment agreement ends on December 31, 2007. Our agreement with Mr. Maroone provides for an annual base salary of $1,000,000. The employment agreement also provides for Mr. Maroone’s participation in the AutoNation, Inc. Senior Executive Incentive Bonus Plan, with bonus eligibility (which shall be no less than 100% of his base salary) and performance objectives as established by the Executive Compensation Subcommittee during the first quarter of each year. The agreement provides that Mr. Maroone will participate in our stock option program during each year of his employment at the discretion of the Executive Compensation Subcommittee. Under the terms of the agreement, if we terminate Mr. Maroone’s employment for any reason other than “cause,” or if he terminates his employment with us for “good reason” (each as defined in the employment agreement), he is entitled to receive an amount equivalent to his then-current annual base salary plus annual bonus awarded to him in the calendar year prior to such termination of his employment. In such circumstances, Mr. Maroone would also be entitled to receive the pro rata portion of his annual performance bonus applicable to the period prior to the termination of his employment, provided that the applicable performance targets are met. Additionally, if we terminate Mr. Maroone’s employment without cause or if he terminates employment for good reason, all vested stock options held by him will survive and be exercisable for the remainder of their initial ten-year term and all unvested stock options held by him will immediately vest on such termination and will survive and be exercisable for one year following such termination. The agreement also contains non-competition covenants and provides that Mr. Maroone is entitled to certain benefits during his employment, including limited personal use of our corporate aircraft. By letter to Mr. Maroone dated March 26, 1999, we agreed that upon the termination of Mr. Maroone’s employment with us any stock options granted to Mr. Maroone prior to March 26, 1999 would continue to vest in accordance with their initial vesting schedule and would be exercisable through the duration of their original ten-year terms.
      Craig T. Monaghan. On April 19, 2000, we entered into an agreement with Craig T. Monaghan pursuant to which he serves as our Executive Vice President and Chief Financial Officer. Our agreement with Mr. Monaghan provided for Mr. Monaghan’s employment with us at an initial base salary of $450,000 per year, although our Executive Compensation Subcommittee approved an increase in Mr. Monaghan’s annual base salary to the amount of $550,000 for 2003 and $561,000 for 2004 and 2005. Under the terms of the agreement, if Mr. Monaghan’s employment is terminated by us for any reason other than “cause,” or if he terminates his employment with us for “good reason” (as defined in the employment agreement), he is entitled to receive an amount equivalent to eighteen (18) months of his initial base salary.

Recent Securities Transactions
      Based on our records and to the best of our knowledge, except as set forth below, and except for customary and ongoing purchases of shares under our qualified retirement plans, no transactions in our common stock have been effected in the past 60 days by us or our executive officers, directors, affiliates or subsidiaries.
      On January 3, 2006, each of Mr. Brown, Mr. Bryan, Mr. Burdick, Mr. Crowley, Mr. Lampert and Mr. Rosenfeld, our outside directors, received option grants of 20,000 shares of common stock at an exercise price of $21.73 per share pursuant to our Amended and Restated 1995 Non-Employee Director Stock Option Plan.
      In connection with the Offer, the Board of Directors has temporarily suspended our existing stock repurchase program until at least two weeks following completion or termination of the Offer.

13.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act
      The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of stockholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.
      We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE. The Offer is conditioned upon our determination that the consummation of the Offer and the purchase of shares will not cause the shares to be delisted from the NYSE. See Section 7.
      Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.
      The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.	Legal Matters; Regulatory Approvals
      We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

15.	Material United States Federal Income Tax Consequences
      The following summary describes the material United States federal income tax consequences of the Offer as of the date hereof to U.S. Holders and Non-U.S. Holders (each as defined below). The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under United States federal income tax laws (such as financial institutions, broker-dealers, insurance companies, cooperatives, expatriates, tax-exempt organizations, regulated investment companies or real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, persons that have a functional currency other than the U.S. dollar, persons that acquired their common stock through the exercise of an employee stock option or otherwise as compensation, or persons that are, or hold their common stock through, partnerships or other pass-through entities), or to persons who hold common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than United

States federal income tax consequences. This summary deals only with persons who hold common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein.
      As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes). If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and each partner in such partnership should consult its own tax advisor about the United States federal income tax consequences of a sale of shares for cash pursuant to the Offer.
      Each stockholder is urged to consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the Offer.
United States Federal Income Tax Treatment of U.S. Holders
      Characterization of Sale of Shares Pursuant to the Offer. The sale of shares by a stockholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes (and likely will be a taxable transaction for state and other income tax purposes). The United States federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a stockholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for United States federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).
      The receipt of cash by a U.S. Holder will be a “complete termination” if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the Offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution are particularly urged to consult their own tax advisors regarding the requirements, mechanics and desirability of such a waiver.
      The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Offer.
      Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority stockholder in a publicly and widely held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
      Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares the U.S. Holder has an option to purchase.
      Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender of shares by a U.S. Holder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares. U.S. Holders are urged to consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.
      U.S. Holders are urged to consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.
      Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s tax basis in the shares sold pursuant to the Offer. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to Offer. Certain individual and other non-corporate U.S. Holders are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain (maximum rate of 15%). A U.S. Holder’s ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the Offer.
      Distribution Treatment. If none of the Section 302 Tests are satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend, taxable as ordinary income to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety without a reduction for the U.S. Holder’s tax basis of the shares exchanged, and the tax basis of such exchanged shares would be added to the tax basis of the U.S. Holder’s remaining shares, if any. The amount of any distribution in excess of our current or accumulated earnings and profits would be treated as a return of the U.S. Holder’s tax basis in the shares (with a corresponding reduction in such U.S. Holder’s tax basis until reduced to zero), and then as gain from the sale or exchange of the shares.
      If a sale of shares by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividends received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares. Provided that minimum holding period requirements are met, and subject to certain limitations for hedged positions, dividend income with respect to non-corporate U.S. Holders (including individuals) is eligible for U.S. federal income taxation at a maximum rate of 15%.
United States Federal Income Tax Treatment of Non-U.S. Holders
      Withholding. See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-U.S. Holders pursuant to the Offer.
      Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to United States federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “United States Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the consummation of the Offer more than 5% of our shares. Our shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the Offer. We do not believe that we have been a United States real property holding corporation at any time during the last five years.
      Distribution Treatment. If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital or as gain from the sale of shares will be determined in the manner described above under “United States Federal Income Tax Treatment of U.S. Holders.” To the extent amounts received by a Non-U.S. Holder are treated as dividends, such dividends generally will be subject to U.S. federal withholding at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty and we have received proper certification. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty. The withholding agent will withhold at the applicable rate on the gross proceeds of the Offer paid to a Non-U.S. Holder, unless the Non-U.S. Holder provides the withholding agent with (i) an IRS Form W-8 ECI (or suitable substitute form), claiming that the Offer proceeds are effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder or (ii) an IRS Form W-8BEN (or a suitable substitute form) establishing that a reduced rate of withholding is available under an applicable income tax treaty.
      A Non-U.S. Holder may be eligible to obtain a refund or credit of any excess amounts of U.S. federal withholding tax if the Non-U.S. Holder meets any of the three Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” with respect to the sale of shares pursuant to the Offer, or is entitled to a reduced rate of withholding pursuant to an applicable income tax treaty (and we withheld at a higher rate), in either case, provided that an appropriate claim is timely filed with the IRS. Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if provided in an applicable income tax treaty, that are attributable to a U.S. permanent establishment) are not subject to United States federal withholding tax but instead are subject to United States federal income tax in the manner applicable to U.S. Holders, as described above. In that case, we will not have to deduct U.S. federal withholding tax from the purchase price for the shares if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI). In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty, if dividends or gain in respect of the shares are effectively connected with the conduct of a trade or business in the United States.
      Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal withholding tax to the sale of shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.
United States Federal Income Tax Considerations for Participants in the AutoNation 401(k) Plan
      Special tax consequences may apply with respect to shares tendered through the AutoNation 401(k) Plan. Please refer to the letter that will be sent to plan participants from the plan trustee for a discussion of the tax consequences applicable to shares held pursuant to those plans.
Tax Considerations for Holders of Common Stock that Do Not Tender any Shares in the Offering
      The Offer will have no United States federal income tax consequences to holders of our common stock that do not tender any shares in the Offer.
Backup Withholding
      See Section 3 with respect to the application of United States federal backup withholding tax.

16.	Extension of the Tender Offer; Termination; Amendment
      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.
      If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1) we (a) increase or decrease the price to be paid for shares, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 16, the Offer will be extended until the expiration of such period of ten business days.

17.	Fees and Expenses
      We have retained J.P. Morgan Securities Inc. and Banc of America Securities LLC to act as the Dealer Managers, in connection with the Offer. In their roles as Dealer Managers, J.P. Morgan Securities Inc. and Banc of America Securities LLC may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that they contact or persons that contact them. J.P. Morgan Securities Inc. and Banc of America Securities LLC will receive reasonable and customary compensation. We also have agreed to reimburse J.P. Morgan Securities Inc. and Banc of America Securities LLC for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify J.P. Morgan Securities Inc. and Banc of America Securities LLC against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      J.P. Morgan Securities Inc. and its affiliates may provide various investment banking and other services to us in the future, for which we would expect they would receive customary compensation from us. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, J.P. Morgan Securities Inc. and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.
      Banc of America Securities LLC and its affiliates may provide various investment banking and other services to us in the future, for which we would expect they would receive customary compensation from us. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Banc of America Securities LLC and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.
      J.P. Morgan Securities Inc. and its affiliates have undertaken to provide a portion of the financing for the Offer and the concurrent Debt Tender Offer, subject to the terms and conditions of the Commitment Letter described in Section 9 hereof, and will receive customary fees, reimbursement of expenses and indemnification in connection therewith. In addition, J.P. Morgan Securities Inc. and Banc of America Securities LLC may assist in connection with the offering of New Notes in order to provide a portion of the financing for the Offer and the concurrent Debt Tender Offer, and would receive customary fees in connection therewith. See Section 9. Further, Banc of America Securities LLC was engaged to provide advice to the Company’s Board of Directors in connection with the Offer and related financing, and has received customary fees in connection therewith.
      We have also retained Innisfree M&A Incorporated to act as Information Agent and Computershare Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of either of the Dealer Managers, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 6 in the Letter of Transmittal.

18.	Miscellaneous
      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.
      You should only rely on the information contained in this document or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, either Dealer Manager, the Depositary or the Information Agent.
March 10, 2006

      Facsimile copies of the Letter of Transmittal, validly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
Computershare Trust Company of New York

By Mail:	By Facsimile Transmission (for eligible institutions only):	By Hand or Overnight Courier:
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	Facsimile: 1-212-701-7636 To confirm: 1-212-701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005
      DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
      Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 1-877-825-8631
Banks and Brokers call collect: 1-212-750-5833
The Dealer Managers for the Offer are:

J.P. Morgan Securities Inc.	Banc of America Securities LLC
277 Park Avenue, 9th Floor New York, NY 10172 Toll-free: 1-877-371-5947 Call Collect: 1-212-622-2922	9 West 57th Street New York, NY 10019 Toll-free: 1-888-583-8900 ext. 8537 Call Collect: 1-212-583-8537